Exhibit 99.1

FEMSA Announces Senior Leadership Succession Plan

Eduardo Padilla to Succeed Carlos Salazar as Chief Executive Officer in January 2018

Monterrey, Mexico, August 29, 2017 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or “the Company”) (NYSE: FMX; BMV: FEMSAUBD) announced today that Carlos Salazar Lomelín, FEMSA’s Chief Executive Officer, will retire from his position on January 1, 2018, after a long and productive career at the Company spanning almost 45 years, during which Carlos had the opportunity to lead many of FEMSA’s operations including FEMSA Cerveza and Coca-Cola FEMSA. Carlos has been instrumental in transforming FEMSA into a beverage and retail powerhouse with operations across Latin America and a growing presence in Southeast Asia. Carlos will remain on the Board of Directors of FEMSA and he will also remain an Advisor to the Chairman of the Board.

Eduardo Padilla Silva, currently FEMSA’s Chief Financial and Corporate Officer, will become Chief Executive Officer on January 1, 2018. Eduardo joined FEMSA in 1997, and since then he has held several senior positions at FEMSA, including as Chief Executive Officer of FEMSA Comercio for 16 years and as Chief Financial and Corporate Officer of FEMSA for the last 20 months. During his tenure at FEMSA Comercio, OXXO became the leading proximity retail format in Mexico, and FEMSA entered promising new formats such as drugstores and gasoline stations. Eduardo and his team were key in the development of the culture and processes that enabled this significant growth, while positioning FEMSA Comercio to pursue incremental organic and inorganic opportunities in Mexico and beyond. As Chief Financial and Corporate Officer, Eduardo has applied the same principles and focus to our corporate office. In his new role, Eduardo and his team will deploy their talent and energy across all of our operations as they lead FEMSA through the next stages of growth.

Eduardo’s replacement as FEMSA’s Chief Financial and Corporate Officer will be named in due course. The appointments announced today represent one more step in FEMSA’s long-term talent and succession planning process.

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About FEMSA

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO, a Fuel Division, operating the OXXO GAS chain of retail service stations, and a Health Division, which includes drugstores and related operations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party client.

August 29, 2017	1